1980 Post Oak Blvd. 8th Floor Houston, TX 77056 PO Box 2029 Houston, TX 77252-2029	713-625-8100 713-629-2330 fax 800-729-1900 stewart.com NYSE: STC

August 13, 2013

Mr. James Rosenberg

Senior Assistant Chief Accountant

Mail Stop 6010

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Stewart Information Services Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

filed March 6, 2013

File No: 001-02658

Dear Mr. Rosenberg:

We are providing the following information in response to your letter dated July 16, 2013. We have repeated your comments with our response immediately following.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Agency revenues, page 15

1.

You disclose that differences between the amounts your agencies have subsequently reported to you compared to your estimated accruals are substantially offset by any differences arising from prior years’ accruals and have been immaterial to consolidated assets and stockholders’ equity during each of the three prior years. Please provide us proposed disclosure to be included in future periodic reports to discuss and quantify any material changes in prior years’ estimates that are material to net income or loss.

Response:

For the years ended 2012, 2011 and 2010, the impact of prior year’s accruals versus actual reported amount resulted in an approximate $0.4 million impact to net earnings (loss) attributable to Stewart in each of these years, which we concluded was immaterial to both net earnings (loss) and stockholders’ equity for each of the years. If, in future years, we conclude that the prior year impact is material to the current year, we propose to include the following disclosure:

For the year ended December 31, 20xx, the Company recorded $x.x million, or x.x% of net earnings attributable to Stewart and x.x% of stockholders’ equity attributable to Stewart, relating to the over(under) accrual of premiums from agencies in the prior year.

Mr. James Rosenberg

August 13, 2013

Quantitative and Qualitative Disclosures About Market Risk, page 27

2.

You invest in foreign debt securities and you have international operations. Please provide us proposed disclosure to be included in future periodic reports that provides quantitative and qualitative disclosure regarding any foreign currency exchange rate risk required by Rule 305 of Regulation S-K.

Response:

We propose to include the following disclosure in future filings regarding foreign exchange rate risk:

Based on our foreign debt securities portfolio and foreign currency exchange rates at December 31, 2013, a 100 basis-point increase (decrease) in foreign currency exchange rates would result in an increase (decrease) of approximately $x.x million, or x.x% (at June 30, 2013 $1.6 million or 1.0%), in the fair value of our foreign debt securities portfolio. We do not currently employ hedging strategies with respect to foreign currency risk as we do not consider this risk material to the Company. In addition, our international businesses conduct substantially all of their operations in their respective local currencies. Changes in foreign currency exchange rates may affect the fair value of the debt securities portfolio and may result in unrealized gains or losses. Gains or losses would only be realized upon the sale of the investments. Any other-than-temporary declines in fair values of securities are charged to earnings.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-6

3.

Please tell us why you add cash and cash equivalents to cash and cash equivalents – statutory reserve funds to arrive at a sub-total on the consolidated balance sheets, and how your use of the sub-total as a basis for the consolidated statements of cash flows complies with GAAP when, based on disclosure in Note 2, cash and cash equivalents – statutory reserve funds appear to be restricted.

Response:

Cash and cash equivalents – statutory reserve funds are not restricted or segregated in separate deposit accounts. Since these funds are available to satisfy claims and operating expenses of the underwriter entities, we believe we have properly reconciled our consolidated cash flows to the sub-total of cash on the consolidated balance sheets.

To clarify our disclosures in future filings, we propose to present cash and cash equivalents as one line item on our consolidated balance sheets and revise Note 2 as follows:

The Company maintains investments in accordance with certain statutory requirements for the funding of statutory premium reserves. Such investments for statutory reserve funds were approximately $xxx.x million and $444.6 million at December 31, 2013 and 2012, respectively. In addition, cash and cash equivalents – statutory reserve funds were approximately $xx.x million and $12.1 million at December 31, 2013 and 2012, respectively.

Mr. James Rosenberg

August 13, 2013

Notes to Consolidated Financial Statements

Note 3 – Dividend restrictions, page F-11

4.	Please provide us proposed disclosure to be included in future periodic reports to address the following:

•

You disclose “surplus as regards policyholders for Guaranty” as of each balance sheet date. Please revise to disclose the amount of statutory capital and surplus as of each balance sheet date. Refer to ASC 944-505-50-1a.

•

Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements, if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

•

Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Stewart Information Services to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

Response:

•

Our disclosure required by ASC 944-505-50-1a includes “surplus as regards policyholders” which is the line item caption in the insurance underwriter Form 9 and is the sum of statutory capital plus surplus. Accordingly, we propose to revise our future filings to include the following disclosure:

Surplus as regards policyholders (sum of statutory capital plus surplus) for Guaranty was $xxx.x million and $492.2 million at December 31, 2013 and 2012, respectively.

•	We propose to disclose the following in future filings regarding minimum regulatory capital requirements:

The amount of statutory capital and surplus necessary to satisfy regulatory requirements for our underwriter entities was, in the aggregate, less than $15.0 million, and each of our underwriter entities was in compliance with such requirements as of December 31, 2013.

•

Dividends payable by Stewart Information Services Corporation (SISCO) to its shareholders are restricted to $0.10 per share as long as the 6.0% Convertible Senior Notes due 2014 are outstanding. This restriction on dividends is disclosed in Note 10 – Notes payable, convertible senior notes and line of credit. In 2012, SISCO paid a $0.10 per share dividend which aggregated approximately $1.8 million.

•	In accordance with ASC 944-505-50-2 through 4, we propose to disclose the following in future filings:

With respect to Guaranty, the State of Texas has granted prescribed practices that principally relate to a reduction of statutory premium reserves required to be recorded. Guaranty recorded surplus as regards policyholders that was $xx.x million and $39.7 million less than surplus as regards policyholders in accordance with NAIC SAP at December 31, 2013 and 2012, respectively.

ASC 944-505-50-5 and 6 are not applicable to SISCO.

Mr. James Rosenberg

August 13, 2013

Note 11 – Estimated title losses, page F-20

5.	To assist us in understanding the total provision for title losses each year and the change in your total estimated title loss liability, please provide us the following information:

•	Tell us, separately for 2012, 2011 and 2010, the amount of large title losses including defalcations, net of recoveries included in a) the current year and b) previous policy years’ provisions.

•

Tell us the specific line item(s) in the table where the charges, above the annual provision rates, related to large title claims including defalcations of $18.2 million, $24.6 million and $13.3 million discussed in the first paragraph following the table and the amounts related to large title losses of $24.3 million, $32.8 million and $19.2 million in the second paragraph following the table are included.

•

You disclose in the second paragraph under the table that 2012, 2011 and 2010 included $14.9 million, $15.0 million and $26.7 million, respectively, related to maintaining a high provisioning rate for title losses due to continued elevated claims payment experience. Please reconcile, via explanation, this disclosure to disclosure in the same paragraph that your overall loss experience continued to improve relative to prior year periods and was generally in line with our actuarial expectations, which allowed you to lower the overall loss provision rate effective with policies issued in the third quarter and to your disclosure on page 21 that losses incurred on known claims decreased 12.2% in 2012 as compared to 2011 and decreased 11.3% in 2011 as compared to 2010.

•

Explain to us why the known claims liability of $137.9 million at December 31, 2012 increased from the known claims liability of $135.1 million at December 31, 2011 and has decreased only 4.4% from $144.2 million at December 31, 2010 considering your disclosure that your overall loss experience has improved and the decreases in losses on known claims in 2011 and 2012. Include in your response a roll forward of the known claims liability from December 31, 2010 by year through December 31, 2012 in the same format presented in Note 11.

Response:

•

The amount of large title losses for the years 2012, 2011, and 2010, including defalcations, net of recoveries included in the provisions for the current year and previous policy years are as follows (in millions):

	Years ended December 31,
	2012	2011	2010
Current year	1.2	1.4	2.6
Previous policy years	24.3	32.8	19.2

Total large title losses	25.5	34.2	21.8

Mr. James Rosenberg

August 13, 2013

•

The table below sets forth the line items that include the $18.2 million, $24.6 million and $13.3 million above the annual provision related to large losses, including defalcations for the years ended 2012, 2011 and 2010, respectively. Note that the $24.3 million, $32.8 million and $19.2 million are set forth in the table included in the previous bullet.

	Years ended December 31,
	2012	2011	2010
Current year	1.3	1.4	2.4
Previous policy years	16.9	23.2	10.9

Large loss provision above annual provisioning rate	18.2	24.6	13.3

•

Provisions for prior years for each of the years ended December 31, 2012, 2011 and 2010, included $14.9 million, $15.0 million and $26.7 million, respectively, related to adverse payment experience on prior policy years. This adverse development on previous policy years is independent of the incurred claims experience on the current policy years 2012, 2011 and 2010 and, as disclosed, our incurred losses during 2012 decreased 12.2% when compared to losses incurred in 2011. Likewise, incurred losses during 2011 decreased 11.3% when compared to losses incurred in 2010.

In 2012, this incurred loss experience compared favorably to actuarial expectations, which allowed the Company to reduce its provisioning rate on policies issued beginning in the third quarter 2012. We did not make any downward adjustment to our reserves for previous policy years or to our provisioning rate for policies issued in the first half of 2012.

•

A reduction in our known claims reserve will naturally lag our experience relating to losses incurred on policies issued in the current year as we work to resolve open claims and make payments. Title claims are generally incurred three to five years after policy issuance, and the timing of payments on these claims can significantly impact the balance of known claims, since in many cases claims may be open for several years before resolution and payment occur. Therefore, our known claims reserve balance has not declined at the same rate as our overall loss ratio, which reflects both incurred claims experience and estimates for claims incurred but not reported.

Mr. James Rosenberg

August 13, 2013

As requested, a roll forward of known claims reserves for the years 2012, 2011 and 2010 in the format of the table in Note 11 is presented below (in millions):

	2012	2011	2010
Known claim reserves at January 1	135.1	144.2	156.4
Provisions:
Current year	19.0	24.4	26.6
Previous policy years	107.8	100.8	119.5

	126.8	125.2	146.1

Payments:
Current year	(16.8)	(22.4)	(24.1)
Previous policy years	(107.2)	(111.9)	(134.2)

	(124.0)	(134.3)	(158.3)
Known claims reserves at December 31	137.9	135.1	144.2

Our known claims reserve has continued to decline in 2013 and was approximately $115.5 million at June 30, 2013.

In addition to the above responses, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in its filings, (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review and comments. If you have any questions or further comments or would like additional information, please contact our Principal Accounting Officer, Brian Glaze, at (713) 625-8761, or me at (713) 625-8151.

Very truly yours,

/s/ J. Allen Berryman
J. Allen Berryman

Copies to:	SISCO Audit Committee Matthew W. Morris, Chief Executive Officer David Taylor, Locke Lord Matthew Malinsky, KPMG